Exhibit 4.13
[Date]
[Name]
Address
Address
Dear [Name]:
     We are pleased to notify you (the “Grantee”) that, as a material inducement to your employment, the Compensation and Management Development Committee of the Board of Directors of Mindspeed Technologies, Inc. (“Mindspeed”) has granted to you shares of restricted stock (the “Restricted Stock”) upon the terms set forth below and in accordance with the Restricted Stock Award Agreement attached hereto as Exhibit A (the “Award Agreement”), as follows:

GRANT DATE:	[Date]

TYPE OF GRANT:	Restricted Stock

NUMBER OF SHARES:	[#] shares

VESTING SCHEDULE:	[Insert Vesting Schedule]
     In accordance with IRS regulations, you may choose to be taxed on the value of the Restricted Stock at this time, by making a Section 83(b) election. PLEASE NOTE THE FOLLOWING INFORMATION REGARDING A SECTION 83(b) ELECTION:
•	The election form MUST BE FILED WITH MINDSPEED AND THE IRS NO LATER THAN 30 days after the grant date.

•	The holding period begins on the grant date.

•	Withholding taxes MUST BE PAID to Mindspeed at the time of the election.

•	Additional gain (or loss) is recognized when the stock is sold – not when the restriction lapses.

•	The 83(b) election form, tax calculator and administrative procedures can be found on the Stock Administration website described below.

•	Please consult your own tax advisor for your individual tax situation.
     The Grantee acknowledges and agrees that the Restricted Stock has been granted pursuant to, and is controlled by, the Award Agreement. The Grantee further acknowledges and agrees that nothing in this grant letter or the Award Agreement shall confer upon the Grantee any right with respect to future awards or continuation of the Grantee’s employment with Mindspeed, nor shall it interfere in any way with the Grantee’s right or the right of Mindspeed to terminate the Grantee’s employment with Mindspeed, with or without cause, and with or without notice.

Mindspeed Technologies, Inc.	Acknowledged and Agreed:

[Name]	[Name]
[Title]	Date:

EXHIBIT A
MINDSPEED TECHNOLOGIES, INC.
RESTRICTED STOCK AWARD AGREEMENT
1.	Definitions

As used in this Award Agreement, the following words and phrases shall have the respective meanings ascribed to them below unless the context in which any of them is used clearly indicates a contrary meaning:
(a)	Award Agreement: This Restricted Stock Award Agreement.

(b)	Cause: (i) A felony conviction of the Grantee; (ii) the commission by the Grantee of an act of fraud or embezzlement against Mindspeed and/or a Subsidiary; (iii) willful misconduct or gross negligence materially detrimental to Mindspeed and/or a Subsidiary; (iv) the Grantee’s continued failure to implement reasonable requests or directions received in the course of his or her employment; (v) the Grantee’s wrongful dissemination or use of confidential or proprietary information; or (vi) the intentional and habitual neglect by the Grantee of his or her duties to Mindspeed and/or a Subsidiary.

(c)	Committee: The Compensation and Management Development Committee of the Board of Directors of Mindspeed as it may be comprised from time to time or another committee of the Board of Directors of Mindspeed designated by the Board of Directors of Mindspeed to administer this Award Agreement.

(d)	Disability: Permanent and total disability within the meaning of Mindspeed’s long-term disability plan, as it may be amended from time to time, or, if there is no such plan, as determined by the Committee.

(e)	Dividend: has the meaning set forth in Section 3.

(f)	Grant Letter: The letter from Mindspeed granting the Restricted Stock to the Grantee.

(g)	Grantee:

(h)	Mindspeed: Mindspeed Technologies, Inc., a Delaware corporation.

(i)	Restricted Stock: The shares of restricted stock set forth in the Grant Letter.

(j)	Stock: Shares of common stock, par value $.01 per share, of Mindspeed, or any security of Mindspeed issued in substitution, exchange or lieu thereof.

(k)	Stock Dividends: has the meaning set forth in Section 3.

(l)	Subsidiary: Any corporation or other entity in which Mindspeed, directly or indirectly, controls 50% or more of the total combined voting power of such corporation or other entity.

(m)	Termination of Employment: has the meaning set forth in Section 6.
2.	Earning of Restricted Stock

The Grantee shall be deemed to have earned the Restricted Stock subject to this Award Agreement on the earlier of:
(a)	satisfaction of the vesting provisions as established in the Grant Letter; or

(b)	the Grantee’s death or Disability,
in either case prior to the Grantee’s Termination of Employment.
3.	Retention of Certificates for Restricted Stock and Dividends

To facilitate implementation of the provisions of this Award Agreement, certificates for the Restricted Stock and any dividends or distributions thereon or in respect thereof (“Dividends”), whether in cash or otherwise (including but not limited to additional shares of Stock, other securities of Mindspeed or securities of another entity, any such shares or other securities being collectively referred to herein as “Stock Dividends”) shall be delivered to and held by Mindspeed, or shall be held in book-entry form subject to Mindspeed’s instructions, until the Grantee shall have earned the Restricted Stock in accordance with the provisions of Section 2. Additionally, the Grantee agrees to provide such other documents appropriate to effectuate the purpose and intent of this Award Agreement as Mindspeed may reasonably request from time to time.

4.	Voting Rights

Notwithstanding the retention by Mindspeed of certificates (or the right to give instructions with respect to shares held in book-entry form) for the Restricted Stock and any Stock

Dividends, the Grantee shall be entitled to vote the Restricted Stock and any Stock Dividends held by Mindspeed in accordance with Section 3, unless and until such shares have been forfeited in accordance with Section 6.
5.	Delivery of Earned Restricted Stock

As promptly as practicable after the Grantee shall have been deemed to have earned the Restricted Stock in accordance with Section 2, Mindspeed shall deliver to the Grantee (or in the event of the Grantee’s death, to the Grantee’s estate or any person who acquires the Grantee’s interest in the Restricted Stock by bequest or inheritance) the Restricted Stock, together with any Dividends then held by Mindspeed (or subject to its instructions).

6.	Forfeiture of Unearned Restricted Stock and Dividends

Notwithstanding any other provision of this Award Agreement, (a) if at any time it shall become impossible for the Grantee to earn any of the Restricted Stock in accordance with this Award Agreement, or (b) unless determined otherwise by the Committee, in the event of a Termination of Employment (as defined below), all unearned Restricted Stock, together with any Dividends thereon, shall be forfeited, and the Grantee shall have no further rights of any kind or nature with respect thereto. Upon any such forfeiture, the unearned Restricted Stock theretofore issued, together with any Dividends thereon, shall be transferred to Mindspeed. For purposes of this Section, “Termination of Employment” shall mean the Grantee’s termination of employment as an employee of Mindspeed for any reason, or Mindspeed terminating the Grantee’s employment for Cause, provided that (i) death, (ii) Disability, (iii) a transfer from Mindspeed to a Subsidiary or affiliate of Mindspeed, whether or not incorporated, or vice versa, or from one Subsidiary or affiliate of Mindspeed to another and (iv) a leave of absence, duly authorized in writing by Mindspeed, shall not be deemed a Termination of Employment.

7.	Transferability

The Restricted Stock award is not transferable by the Grantee otherwise than (i) by will or by laws of descent and distribution, (ii) by gift to members of the Grantee’s immediate family, (iii) to a trust established for the benefit of one or more members of the Grantee’s immediate family or (iv) as otherwise determined by the Committee. For purposes of this Award Agreement, “immediate family” shall mean the Grantee’s spouse and natural, adopted or step-children and grandchildren. Notwithstanding any transfer of the Restricted Stock award or portion thereof, the transferred Restricted Stock award shall continue to be subject to the Grant Letter and this Award Agreement’s terms and conditions as were applicable to the Grantee immediately prior to the transfer, as if the Restricted Stock award had not been transferred.

8.	Withholding

Mindspeed shall have the right, in connection with the delivery of the Restricted Stock and any Dividends subject to this Award Agreement, (i) to deduct from any payment otherwise due by Mindspeed to the Grantee or any other person receiving delivery of the Restricted Stock and any Dividends an amount equal to the taxes required to be withheld by law with respect to such delivery, (ii) to require the Grantee or any other person receiving such delivery to pay to it an amount sufficient to provide for any such taxes so required to be withheld, or (iii) to sell such number of shares of the Restricted Stock and any Stock Dividends as may be necessary so that the net proceeds of such sale shall be an amount sufficient to provide for any such taxes so required to be withheld.

9.	Headings

The section headings contained in this Award Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall in no way affect the meaning or interpretation of this Award Agreement.

10.	References

All references in this Award Agreement to sections, paragraphs, subparagraphs or clauses shall be deemed to be references to sections, paragraphs, subparagraphs and clauses of this Award Agreement unless otherwise specifically provided.
11.	Amendment and Termination
(a)	The Grantee understands that Mindspeed has reserved the right to amend or terminate this Award Agreement at any time, subject to the limitations of Section 11(b), and that the grant of shares of Restricted Stock in one year or at one time does not in any way obligate Mindspeed or its affiliates to make a grant in any future year or in any given amount. The Grantee acknowledges and understands that the grant is wholly discretionary in nature and is not to be considered part of any normal or expected compensation that is or would be subject to severance, resignation, redundancy or similar pay, other than to the extent required by local law.

(b)	The Committee may at any time alter or amend this Award Agreement to the extent permitted by law, except that, subject to the provisions of Section 12, no such alteration or amendment shall impair the rights of the Grantee without the Grantee’s consent.

12.	Administration
(a)	Subject to the express provisions of this Award Agreement, the Committee shall have the power (i) to implement (including the power to delegate such implementation to appropriate officers of Mindspeed), interpret and construe this Award Agreement or other documents defining the rights and obligations of Mindspeed and the Grantee hereunder, (ii) to determine all questions arising hereunder, and (iii) to adopt and amend such rules and regulations for the administration hereof and thereof as it may deem desirable. The interpretation and construction by the Committee of any provisions of this Award Agreement shall be conclusive and binding. Any action taken by, or inaction of, the Committee relating to this Award Agreement shall be within the discretion of the Committee and shall be conclusive and binding. Subject only to compliance with the express provisions hereof, the Committee may act in its discretion in matters related to this Award Agreement.

(b)	It is the intent of Mindspeed that this Award Agreement satisfies, and is interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 under the Exchange Act, so that the Grantee will be entitled to the benefits of Rule 16b-3, or other exemptive rules under Section 16 of the Exchange Act, and will not be subjected to avoidable liability under Section 16(b) of the Exchange Act.
13.	Adjustment Provisions
(a)	In the event of any change in or affecting the outstanding shares of Stock by reason of a stock dividend or split, recapitalization, reclassification, merger or consolidation (whether or not Mindspeed is a surviving corporation), reorganization, combination or exchange of shares or other similar corporate changes or an extraordinary dividend in cash, securities or other property, the Board of Directors of Mindspeed shall make or take such amendments to this Award Agreement and such adjustments and actions hereunder as it deems appropriate, in its sole discretion, under the circumstances, and its determination in that respect shall be final and binding. Such amendments, adjustments and actions may include, but are not limited to, changes in the number of shares of Stock (or other securities) then remaining subject to this Award Agreement, and the maximum number of shares that may be delivered to the Grantee pursuant to this Award Agreement. No fractional interests will be issued under this Award Agreement resulting from any adjustments.

(b)	The Committee shall make any further adjustments as it deems necessary to ensure equitable treatment of the Grantee as the result of any transaction affecting the securities subject to this Award Agreement or the Grant Letter not described in

Section 13(a), or as is required or authorized under the terms of this Award Agreement.

(c)	The existence of the Restricted Stock granted hereunder shall not affect or restrict in any way the right or power of the Board of Directors of Mindspeed or the stockholders of Mindspeed to make or authorize any adjustment, recapitalization, reorganization or other change in its capital structure or its business, any merger or consolidation of Mindspeed, any issue of bonds, debentures, preferred or prior preference stock or other securities ahead of or affecting the Stock or the rights thereof, the dissolution or liquidation of Mindspeed or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding.
14.	Limits of Liability

Any liability of Mindspeed or a Subsidiary to the Grantee with respect to this Award Agreement shall be based solely upon contractual obligations created herein. Neither Mindspeed or its Subsidiaries, nor any member of the Board of Directors of Mindspeed or of the Committee, nor any other person participating in any determination of any question under this Award Agreement, or in the interpretation, administration or application of this Award Agreement, shall have any liability to any party for any action taken, or not taken, in good faith under this Award Agreement.

15.	Compliance with Laws

Notwithstanding anything contained herein to the contrary, Mindspeed shall not be required to sell or deliver shares of Stock or other securities hereunder if the sale or delivery thereof would constitute a violation by the Grantee or Mindspeed of any provisions of any law or regulation of any governmental authority or any national securities exchange or interdealer quotation system, and as a condition of any sale or delivery Mindspeed may require such agreements or undertakings, if any, as Mindspeed may deem necessary or advisable in its discretion to assure compliance with any such law or regulation.

16.	Entire Agreement

This Award Agreement and the Grant Letter embody the entire agreement and understanding between Mindspeed and the Grantee with respect to the Restricted Stock, and there are no representations, promises, covenants, agreements or understandings with respect to the Restricted Stock other than those expressly set forth in this Award Agreement and the Grant Letter.

17.	Applicable Laws and Regulations

This Award Agreement and Mindspeed’s obligation to issue the Restricted Stock hereunder are governed by the laws of the State of Delaware, without regard to its conflicts of laws principles, and the Federal law of the United States.